UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Beneficient

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

08178Q101

(CUSIP Number)

Elizabeth C. Freeman

c/o GWG Wind Down Trust

PO Box 61209, 700 Smith St.

Houston, TX 77208-1209

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

August 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 08178Q101

1	NAME OF REPORTING PERSON. GWG Wind Down Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,679,537[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,679,537[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,537[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 41.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Share amounts have been adjusted to reflect the impact of a 1-for-80 reverse stock split of the Issuer’s Class A common stock (as defined below), that became effective on April 18, 2024.

(2)	Based on a total of 4,006,365 Shares, outstanding as of August 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 14, 2024.

CUSIP No. 08178Q101

1	NAME OF REPORTING PERSON. Elizabeth C. Freeman, solely in her capacity as trustee of the GWG Wind Down Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,679,537[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,679,537[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,537[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 41.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Share amounts have been adjusted to reflect the impact of a 1-for-80 reverse stock split of the Issuer’s Class A common stock that became effective on April 18, 2024.

(2)	Based on a total of 4,006,365 Shares, outstanding as of August 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 14, 2024.

Amendment No. 9 to Schedule 13D

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Beneficient (the “Issuer”) and amends that certain Schedule 13D jointly filed by GWG Wind Down Trust and Elizabeth C. Freeman (each, a “Reporting Person” and together, the “Reporting Persons”) on August 11, 2023, as amended on August 15, 2023, on October 27, 2023, on March 4, 2024, on April 4, 2024, on April 11, 2024, on April 17, 2024, on July 16, 2024 and on August 15, 2024 (together, the “Schedule 13D”). This Amendment No. 9 is being filed to reflect the Reporting Persons’ new percentage of holdings in the Issuer, which has decreased primarily as a result of the disposition of Common Stock by the Reporting Persons.

Certain terms used but not defined in this Amendment No. 9 have the meanings assigned thereto in the Schedule 13D, as previously filed by the Reporting Persons. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D.

On April 18, 2024 the issuer has effected a 1-for-80 reverse stock split (the “Reverse Stock Split”). Unless noted otherwise, all amounts of shares of Common Stock reported by the Reporting Persons in this Amendment No. 9 reflect the Reverse Stock Split.

Item 5 Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Amendment No. 9 that relate to the aggregate number and percentage of Common Stock of the Issuer are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Amendment No. 9 that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

As of August 20, 2024, GWG Wind Down Trust was the record holder or beneficial owner of 1,679,537 shares of Common Stock in the aggregate, as is the sole trustee of GWG Wind Down Trust, and as such, Ms. Freeman may be deemed to have beneficial ownership of the securities directly held by GWG Wind Down Trust. Ms. Freeman has no pecuniary interest in such shares and disclaims beneficial ownership of such shares.

(c) Since the most recent filing of Schedule 13D, GWG Wind Down Trust sold a total of 50,079 shares of Common Stock in open market transactions as set forth in Appendix A. Except as set forth in this Amendment No. 9, the Reporting Persons have not effected any transactions with respect to the Common Stock of the Issuer since the most recent filing of Schedule 13D.

(d) The beneficiaries of the GWG Wind Down Trust ultimately have the right to receive dividends from, or the proceeds from the sale of such securities.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2024

GWG Wind Down Trust

/s/ Elizabeth C. Freeman
Elizabeth C. Freeman
Trustee

Elizabeth C. Freeman, solely in her capacity as Trustee and not in any individual capacity

/s/ Elizabeth C. Freeman
Elizabeth C. Freeman

Appendix A

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSONS

SINCE THE MOST RECENT FILING OF SCHEDULE 13D

The following table sets forth all transactions with respect to the Common Stock effected since the most recent filing of Schedule 13D by any of the Reporting Persons. All such transactions in the table were effected by the GWG Wind Down Trust in the open market.

Date of Transaction	Shares Sold	Weighted Average Price Per Share ($)
August 15, 2024	31,060	$2.3797
August 16, 2024	296	$2.3750
August 19, 2024	14,722	$2.3700
August 20, 2024	4,001	$2.3800